May 31, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst

Re:	Gateway, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File no. 001-14500

Dear Mr. Kronforst:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the referenced annual report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) in the letter dated May 1, 2007 (the “Comment Letter”), addressed to John P. Goldsberry, Senior Vice President and Chief Financial Officer of the Company.

On behalf of the Company, I am writing to respond to the comments of the Staff. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers in this letter refer to the page numbers contained in the Form 10-K.

As described in more detail in the responses to the comments below, the Company believes the nature and materiality of any proposed changes to the disclosures does not warrant amending the Form 10-K and request that any changes be addressed in a prospective manner.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Net Sales, page 27

1.	We note various disclosures in your Form 10-K which indicate that you are currently under intense downward pricing pressure and your average sales price for your products is declining. Tell us how you have considered quantifying the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company considered each of the factors noted above and the impact of both volume and revenue and respectfully believes that the detailed disclosure in the section captioned, “Management’s Discussion and Analysis of Financial Condition and the Results of Operations – Segment Performance” on pages 31-33 appropriately addresses the requirements of Item 303(a)(3)(iii) of Regulation S-K. Due to the differences in each segment performance, the revenue and volume information presented on these pages better allows the reader to determine the revenue changes attributed to volume versus changes in unit prices. Where appropriate the Company will calculate out the actual unit price and change with greater clarity in future filings.

Gross Profit, Page 28

2.	We note the gross margin declined by approximately 23% in 2006 due in part by competitive pricing and margin pressures. Tell us how you considered disclosing whether these trends will have, or are reasonably likely to have a material impact on the company’s results of operations going forward. See Item 303 (A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

The Company has considered disclosing the potential impact of future competitive pricing and margin pressures, however due to the nature of the PC business, and, in particular, the nature of consumer purchasing decisions, it is difficult to predict the continuance of any such trends. The Company respectfully submits that it appropriately discloses certain gross profit trends in the section captioned, “Management’s Discussion and Analysis of Financial Condition and the Results of Operations – Segment Performance” and Item 1A. Risk Factors under “The PC industry is extremely competitive and pricing pressures have reduced Gateway’s gross profit and challenge its ability to maintain profitability.” The Company will continue to describe such trends in future filings as appropriate.

Hewlett-Packard Agreement, Page 30

3.	Please explain to us how you determined the accounting for your settlement with Hewlett-Packard. Explain how you determined classification of the amounts recorded and the timing of recognition. In addition, explain to us how you allocated between the past patent infringement and the cross-licensing agreement. Refer to any accounting guidance as appropriate. Also, please explain to us how the seven-year estimated useful life was determined.

In May 2006, Hewlett-Packard (“HP”) and Gateway reached a settlement and cross-license agreement containing several major provisions, including (1) a payment of $25 million due upon execution and a $22 million payment one year later for a total of $47 million in payments; (2) the specification that the total payment would be allocated to both past and future unit volumes; (3) a cross-license to Gateway for access to certain of HP’s patents and to HP for certain Gateway patents for a period of seven years thereafter; and (4) the dismissal and release of litigation by both parties of all current litigation and claims.

Allocation of Consideration – In accordance with the agreement, $47 million of total consideration was to be “allocated to both past and future unit volumes”. As such, Gateway determined that the best method to determine the allocation of fair value was Gateway’s unit volume since March 1999 – the earliest date of alleged infringement cited by HP – through the contractual end of the cross-licensing agreement. Future unit volumes were projected based on the best information available. This calculation resulted in an allocation of $16.7 million for past usage and $30.3 million for future usage. The $16.7 million was charged to cost of goods sold in 2005. The $30.3 million was classified as an intangible asset and is being amortized to cost of goods sold, with $2.9 million charged in 2006. The cross-license agreement will terminate in 2013, and Gateway is amortizing the $30.3 million over the seven-year life of the agreement.

EITF 00-21 was considered in the allocation methodology used above. In accordance to paragraph 16, the allocation of the $47 million over the past and future volume is a reasonable method to determine fair value allocation.

Item 9A. Controls and Procedures, Page 72

4.	We note that you recorded a material closing adjustment to the balance sheet which resulted from a material weakness that was identified. Please explain to us the impact, if any, of this material adjustment on any previously filed financial statements or confirm to us that the adjustment related only to the period in which it was recorded.

The circumstances resulting in the adjustment mentioned arose during the fourth quarter of 2006. The problem was detected and corrective action taken within the same period. The Company also reviewed transactions in the earlier quarters of 2006 and determined that the issue had no effect on prior quarters or financial reports.

5.	Please explain how your current disclosures comply with Item 308(c) of Regulation S-K. In this regard, we note that you have not disclosed whether there were any changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that materially effected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company confirms that there were no changes that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company intends to add the following disclosure in future relevant periodic reports, as applicable: “… there were no changes in our internal control over financial reporting identified in connection with management’s evaluation during the most recent fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” The Company notes that it provided such disclosure in Item 4. Controls and Procedures, page 33 of Form 10-Q for the first quarter of 2007.

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The Company further acknowledges the following in connection with the filing of its response to the Comment Letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this filing. Please contact Mr. Neal West, Vice President and Corporate Controller, if you or other members of the Staff have any further questions or comments concerning the Company’s responses.

Yours very truly,

/s/ John P. Goldsberry
John P. Goldsberry Senior Vice President and Chief Financial Officer